Exhibit 2.1

ASSIGNMENT AGREEMENT

THIS ASSIGNMENT AGREEMENT (this “Agreement”), dated as of April 2, 2020, is entered into by and between Aon plc, a company incorporated under the laws of England and Wales, with registered company number 07876075 (“Assignor”), and Aon plc, an Irish public limited company, with registered company number 604607 (“Assignee”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in that certain Business Combination Agreement, dated as of March 9, 2020 (as amended, modified or supplemented from time to time, the “Business Combination Agreement”), by and between Assignor and Willis Towers Watson Public Limited Company, an Irish public limited company (“WTW”).

RECITALS:

WHEREAS, pursuant to the Business Combination Agreement, among other things, Assignor has agreed to make an offer to acquire WTW, on the terms and conditions set forth therein and has made an announcement of its firm intention to make an offer pursuant to Rule 2.5 of the Irish Takeover Rules;

WHEREAS, pursuant to the proxy statement filed by the Assignor with the SEC on December 20, 2019, the Cancellation Scheme of Arrangement under Part 26 of the UK Companies Act 2006 in respect of the Assignor (the “Aon CSA”) was completed on April 1, 2020, pursuant to which Assignor became a wholly-owned subsidiary of Assignee, and Assignee became the publicly traded parent company of Assignor;

WHEREAS, pursuant to Section 1.1 of the Business Combination Agreement and Section 4.2 of that certain Expenses Reimbursement Agreement, dated as of March 9, 2020, by and between Assignor and WTW (the “Expenses Reimbursement Agreement”), concurrently with or immediately following the completion of the Aon CSA, Assignor shall assign to Assignee, and Assignor shall cause Assignee to assume from Assignor, all of Assignor’s rights and obligations under the Business Combination Agreement and the Expenses Reimbursement Agreement, respectively;

WHEREAS, the Assignor board of directors and the Assignee board of directors have each duly approved the entry into this Agreement and the consummation of the transactions contemplated hereunder; and

WHEREAS, Assignor has determined that it is fair and reasonable to assign its rights and obligations under the Business Combination Agreement and the Expenses Reimbursement Agreement to Assignee, and Assignee has had sufficient time to review the terms and conditions of the Business Combination Agreement and the Expenses Reimbursement Agreement and, following such review, has determined that it is fair and reasonable and for its own benefit to accept such assignment, on the terms and conditions set forth herein.

AGREEMENT:

NOW THEREFORE, in consideration of the mutual promises and covenants set forth herein and other good and valuable consideration, including the payment of €1 of consideration by Assignee to Assignor, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, each party hereto agrees as follows:

1	Assignment and Acceptance.

Assignor hereby assigns, transfers and conveys to Assignee, and Assignee hereby accepts and assumes from Assignor, all of Assignor’s rights and obligations to pay, perform, and discharge all obligations of Assignor under the Business Combination Agreement and the Expenses Reimbursement Agreement. It is understood and agreed that, from and after the execution hereof, and in accordance with and subject to the terms of the Business Combination Agreement and the Expenses Reimbursement Agreement, Assignee shall have all of the rights of “Aon” under the Business Combination Agreement and the Expenses Reimbursement Agreement and shall be obligated to and shall pay, perform and discharge all obligations of Aon under the Business Combination Agreement and the Expenses Reimbursement Agreement.

2	Miscellaneous.

2.1    Amendment. This Agreement, the Business Combination Agreement and the Expenses Reimbursement Agreement represent the entire agreement among the parties with respect to the subject matter hereof. This Agreement may be amended with the written consent of each party hereto, but may not be amended in any manner that could reasonably be expected to be adverse to WTW in any material respect without WTW’s prior written consent. Assignee shall provide reasonably prompt notice to WTW of any amendment of this Agreement (in accordance with Section 10.4 of the Business Combination Agreement).

2.2    Headings. Headings contained in this Agreement are for convenience only, and are not a part of this Agreement.

2.3    Further Assurances. The parties hereto will provide such further assurances and cooperation as may be necessary or appropriate to fully effect this Agreement.

2.4    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to conflicts of laws principles that would result in the application of the Law of any other jurisdiction.

2.5    Successors and Assigns. Without relieving Assignor and Assignee of any obligation under the Business Combination Agreement, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. Nothing in this Agreement is intended to give any other person or entity any right, remedy or claim under this Agreement; provided that WTW shall be a third-party beneficiary of the second sentence of Section 2.1.

2.6    Counterparts. This Agreement may be executed manually or by facsimile by the parties hereto, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the parties hereto and delivered to the other party.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement as of the date first written above.

ASSIGNOR

Aon plc, an English public limited company

By:	/s/ Mary Moore Johnson
Name:	Mary Moore Johnson
Title:	Assistant Company Secretary

ASSIGNEE

Aon plc, an Irish public limited company

By:	/s/ Emma Digman
Name:	Emma Digman
Title:	Assistant Secretary

[Signature Page to Assignment Agreement]